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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                  (Under the Securities Exchange Act of 1934
                             (Amendment No. _____)

                   NORTH AMERICAN INTEGRATED MARKETING, INC.
                   ________________________________________
                               (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
                   ________________________________________
                        (Title of Class of Securities)


                                   656908209
                                (CUSIP Number)

                             Ernest M. Stern, Esq.
                   Venable, Baetjer, Howard & Civiletti, LLP
                    1201 New York Avenue, N.W., Suite 1000
                             Washington, DC  20005
                                (202) 962-4834
                                ______________
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                April 30, 1997
                                ______________
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /.

                         (Continued on following pages)
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

     Aspetong Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  / /
                                                        (b)  /X/

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:
     Not applicable (shares distributed by Issuer in 1989 and Issuer is now required to register under Section 12(g)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e):                             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     360,000

8.   SHARED VOTING POWER
     None

9.   SOLE DISPOSITIVE POWER
     360,000

10.  SHARED DISPOSITIVE POWER
     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     360,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES
     CERTAIN SHARES:                     /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN BOX (11):
     11.3%

14.  TYPE OF REPORTING PERSON:
     IN
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                                  SCHEDULE 13D


Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of North American Integrated Marketing, Inc. (the "Company"). The name and address of the principal executive officers of the Company are incorporated herein be reference to the Company's Form 10-K for the year ended December 31, 1996, page 15.

Item 2.  Identity and Background

     The person filing this statement is Aspetong Partners, L.P. ("Aspetong Partners"), a New York limited partnership, with its principal place of business and principal office at 20 Maple Avenue, Armonk, New York 10504.

     Aspetong Partners has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     Aspetong Partners has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Aspetong Partners received its shares of Common Stock in July 1990. The Company must now file under Section 12(g) of the Securities Exchange Act of 1934 which triggers the filing of this Schedule 13D.

Item 4.  Purpose of Transaction

     Aspetong Partners, through its General Partner, Robert W. Paltrow, has recently approved, as a shareholder of the Company, and to be reported on Form 8-A to be filed by the Company not later than April 30, 1997, amendments to the Company's Certificate of Incorporation to classify the Board of Directors and to allow a director to be removed only for cause and only by the affirmative vote of holders of 80% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors, and also approved a one-for-twelve reverse stock split of the Company's Common Stock. Mr. Paltrow also is engaged in looking for acquisition targets for the Company and is considering the merger of Color Graphics, Inc., a subsidiary of the Company, into the Company. Other than as enumerated above,Aspetong Partners does not have any current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
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     (c)  A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

     Aspetong Partners reserves its right to revise its plans in the future if such a revision becomes, in its sole discretion, necessary, appropriate or otherwise advisable.

Item 5.  Interest in Securities of the Issuer

     Aspetong Partners is deemed to be the beneficial owner of 360,000 shares of Common Stock. The 360,000 shares of the Company's Common Stock represent 11.3% of the outstanding Common Stock of the Company.

     Mr. Paltrow, as General Partner of Aspetong Partners, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock owned by Aspetong Partners.

     There were no purchases or sales by Aspetong Partners of Common Stock during the past sixty days.

     Aspetong Partners has the right to receive dividends from the sale of Common Stock which it owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     Mr. Paltrow is General Partner of Aspetong Partners, the beneficial owner of 360,000 shares of Common Stock. Mr. Paltrow has a 1% interest in the profits, losses, deductions and credits of the partnership. The limited partners are Mr. Paltrow's three children.
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Item 7.  Material to be filed as Exhibits

     Filed herewith is a copy of the Aspetong Partners, L.P. Limited Partnership Agreement.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 30, 1997                           /s/ Robert W. Paltrow
--------------                           ---------------------------------
Date                                     Signature

                                         Robert W. Paltrow/General Partner
                                         ---------------------------------
                                         Name/Title